FIRST EAGLE FUNDS

First Eagle Overseas Fund

Semi–Annual Report April 30, 2005

Correction to Fund Overview, page 29

Growth of $10,000 Initial Investment

Due to a typographical error, the legend in the “Growth of $10,000 Initial Investment” chart on page 29 incorrectly identified the dotted line in that chart as representing the “MSCI World Index.” As reflected in the text accompanying the chart, the dotted line properly should be identified as representing the “MSCI EAFE Index.” Aside from that change to the legend, the remainder of the chart and the accompanying text, including all dollar figures, is unchanged.